Exhibit 99.1

Acceptance Period for Bayer AG’s Offer To Acquire Schering AG Expires

•                  Bayer AG to pay EUR 89.00 per share tendered and accepted for purchase in the Schering offer, subject to satisfaction of the conditions to the offer, including the minimum acceptance threshold

•                  Results expected within next five German banking days

Leverkusen—Dritte BV GmbH’s (the “Bidder”) public offer (the “Offer”) for all outstanding bearer shares with no par value (the “Shares”) of Schering Aktiengesellschaft (“Schering”), including Shares represented by American Depositary Shares (“ADSs”), expired on June 14, 2006 at 24:00 hours Frankfurt time / 6:00 p.m. New York City time. The terms of the Offer required that at least 75% of the 191,000,875 Shares (194 million issued and outstanding Shares less 3,554,500 treasury Shares plus 555,375 Shares that could be issued pursuant to outstanding options), or 143,250,656 Shares, be validly tendered and not withdrawn at the end of the acceptance period. Due to the procedures involved in calculating the number of Shares tendered, the Bidder does not expect to be able to make an announcement regarding the result of the Offer until Thursday, June 22, 2006. Holders of  tendered Shares, including Shares represented by ADSs, will not have any withdrawal rights during this period.

Bayer AG announced that, as a result of purchases of Shares made outside of the Offer, German law required that the offer price (the “Offer Price”) per Share, including any Shares represented by ADSs, tendered in the Offer be increased to EUR 89.00 per Share in cash if the Offer is successful. The Bidder initially offered to pay EUR 86.00 per Share in cash. However, between June 13, 2006, 15:00 hours Frankfurt time / 9:00 a.m. New York City time, and June 14, 2006, 15:00 hours Frankfurt time / 9:00 a.m. New York City time, the Bidder acquired outside the Offer 23,425,549 Shares (12.08% of the nominal capital and voting rights of Schering) at prices ranging from EUR 86.70 to EUR 89.00 per Share. As of 15:00 hours Frankfurt time / 9:00 a.m. New York City time on June 14, 2006, the Bidder had acquired outside the Offer 73,395,786 Shares (37.83% of the nominal capital and voting rights of Schering). In addition, Merck KGaA has agreed to tender, or if the conditions to the Offer are not satisfied, to sell 41,529,770 Shares (21.41% of the nominal capital and voting rights of Schering) to the Bidder at EUR 89.00 per Share. As a result, the Bidder will have acquired more than 50% of the Shares, even if the Offer is not successful.

If, prior to the announcement of the final result of the Offer, the Bidder, Bayer AG or any person acting on their behalf acquires any Shares outside the Offer (whether at, above or below EUR 89.00 per Share), Bayer AG will disclose the number of Shares acquired, the highest price paid per Share and, if applicable, the increased offer price in the United States at approximately the same time such disclosure is made in Germany in accordance with German law. Among other things, information regarding such purchases will be published in the Börsen-Zeitung each morning in accordance with German law and posted on Bayer AG’s website at http://www.bayer.com. Such information will also be disclosed by press release in the United States prior to the opening of the New York Stock Exchange on any given day disclosure is made under German law and an amendment to Schedule TO will be filed with the Securities and Exchange Commission. No assurance can be made that any such additional purchases will be made or, if such purchases are made, as to the prices thereof.

Tenders of Shares, including Shares represented by ADSs, were accepted until today at 24:00 hours Frankfurt time / 6:00 p.m. New York City time. However, under German practice as disclosed in the offer document relating to the Offer, the procedures for tendering Shares held in book—entry form within the Clearstream Banking AG system permit custodian banks that received tenders of Shares prior to the expiration of the acceptance period to transfer those Shares for the next three German banking days. The Bidder therefore does not expect to be able before June 22, 2006 to determine the final number of Shares, including Shares represented by ADSs, that have been validly tendered. If reliable information with respect to the preliminary results of the Offer is available before, the Bidder may make an announcement at such time; otherwise, it expects to issue a press release and publish the final results of the Offer in the Börsen—Zeitung.

If, based on the final results, the minimum acceptance threshold has been reached, the Bidder will pay for Shares, including Shares represented by ADSs, tendered in the acceptance period of the offer no earlier than June 21, 2006, but no later than June 27, 2006, and shareholders that did not tender during the acceptance period will have an opportunity to tender their Shares, including Shares represented by ADSs, during an additional acceptance period expected to start on June 23, 2006 and to end on July 6, 2006.

Additional information and the official offer document are available on the Internet at www.bayer.com.

Leverkusen, June 14, 2006

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer, including any possible extension of the acceptance period in case of a competing offer by a third party, have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy, the United Kingdom or Canada.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom or Canada or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.